NW Capital Markets Inc.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-35363

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING __12/31/20__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

Hoboken   NJ   07030
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle   (201) 656-0115
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella CPA PC
(Name - if individual, state last, first, middle name)

278 Route 34, Suite 1   Matawan   NJ   07747
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent
public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the
exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

NW Capital Markets Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Stockholder's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
              under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
              Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and
              Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
              applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
              Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
              Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
              Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since
              the date of the previous audit (Supplemental Report on Internal Control).

[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption
     Report.

[ ]   Rule 15c3-3 Exemption Report

AFFIRMATION

I, Dennis J. Enright, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NW Capital Markets Inc. for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature _____

Principal _____
Title

Subscribed and sworn
to before me



LISA PETROSKY-MUCKLE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 02/10/2022

Sworn to and subscribed
before me this
25 day of feb, 2021

CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of NW Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NW Capital Markets, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NW Capital Markets, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility NW Capital Markets, Inc.'s management. Our responsibility is to express an opinion on NW Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NW Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as NW Capital Markets, Inc. auditor since 2014.
Matawan, NJ
February 25, 2021

NW Capital Markets Inc.

Statements of Financial Condition
December 31, 2020

Assets	
Cash	754,381
Receivable from clearing broker (including deposit of $100,000)	1,211,382
Marketable securities owned, at fair value	106,742
Accounts receivable	39,611
Prepaid expenses	24,641
Total assets	2,136,757
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	812,476
	812,476
Stockholder's equity	
Common stock, no par value, 1,000 shares issued, authorized and outstanding	10,000
Additional paid-in capital	140,462
Retained earnings	1,173,819
Total stockholder's equity	1,324,281
Total liabilities and stockholder's equity	2,136,757

The accompanying notes are an integral part of this financial statement.

NW Capital Markets Inc.

Statements of Financial Condition
December 31, 2020

1. **Nature of operations**

   NW Capital Markets Inc. (the "Company"), a Subchapter S Corporation incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company engages in investment banking, principal transactions, and investment advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Contract assets and liabilities
   The Company had outstanding receivables, from customers, relating to commission revenue aggregating $39,611 and $80,314 at December 31, 2020 and 2019, respectively. There were no liabilities to customers at December 31, 2020 or 2019.

   Cash
   All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Investment valuation
   The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

   Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

   Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

   Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

Investment valuation (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in the statements of operations. During the year ended December 31, 2020, the Company did not incur any interest or penalties on its income tax returns. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2017.

3. **Marketable securities**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

	Level 2	Total
Assets		
Marketable securities owned, at fair value		
Municipal bonds	$ 106,742	$ 106,742

4. **Transactions with related parties**

The Company maintains an administrative services agreement with an affiliate. Pursuant to the agreement, the affiliate provides administrative personnel and office space. The Company incurred expenses of $120,000 for the year ended December 31, 2020.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Clearing broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000. As of December 31, 2020 a deposit in the amount of $100,000 is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

6. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $1,153,287 which exceeded the required net capital by $1,053,287. The ratio of aggregate indebtedness to net capital, at December 31, 2020 was .70 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

7. **Concentration**

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. **Subsequent events**

The Company has evaluated subsequent events through the date the financial statements were available to be issued and, note the following: As a part of continued business planning for taxes and employment benefits, NW Capital Markets Inc. is working to establish an Employee Stock Ownership Plan ("ESOP"). The control of NW Capital Markets Inc. will continue to remain with Dennis Enright. As of February 2021, the ESOP is pending approval of the IRS.

9. **COVID**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.